QLT Inc.	887 Great Northern Way Vancouver, BC Canada V5T 4T5	t 604.707.7000 f 604.707.7001 www.qltinc.com
news release
QLT TO REPURCHASE UP TO US$50 MILLION OF COMMON SHARES
MODIFIED “DUTCH AUCTION” TENDER OFFER TO COMMENCE ON OR ABOUT
DECEMBER 4, 2008
Range of $2.20 to $2.50 per share represents a premium of 16% to 32% from previous day’s closing price

For Immediate Release	December 1, 2008
VANCOUVER, CANADA—QLT Inc. (NASDAQ: QLTI; TSX: QLT) announced that its Board of Directors has authorized management to proceed with a modified “Dutch Auction” tender offer to purchase a number of shares of its common stock that does not exceed an aggregate purchase price of US$50 million. Under the terms of the tender offer, shareholders will have the opportunity to tender all or a portion of their shares at a price not less than US$2.20 per share and not greater than US$2.50 per share, representing a premium of 16-32% from the stock’s closing price on November 28, 2008. QLT will select the lowest per-share purchase price within the anticipated offer range that will allow it to buy up to US$50 million of its outstanding common shares at the completion of the offer. The tender offer will be subject to the terms and conditions described in the offer to purchase and circular and the related materials that will be distributed to shareholders.
The tender offer will be financed from the Company’s existing cash reserves.
Bob Butchofsky, President and Chief Executive Officer, said, “Even though our asset divestiture process is not yet complete, our Board has decided to undertake this share buyback now to fulfill our commitment to return cash to shareholders and because we believe that the current stock price does not reflect the intrinsic value of QLT. We believe this tender offer strikes the right balance between returning capital to shareholders while leaving sufficient funds to continue the development of QLT’s business.”
Tender Offer
The terms and conditions of the tender offer will be set out in an offer to purchase and circular to be mailed to shareholders on or after December 4, 2008. Shareholders will be invited to tender all or a portion of their shares at a price that is not less than US$2.20 per share and not greater than US$2.50 per share. The tender offer will commence on or about December 4, 2008 and will expire on January 9, 2009, unless withdrawn or extended. All shares purchased by the Company will be purchased at the same price, even if shareholders selected a lower price; however, the Company will not purchase any shares tendered above the determined purchase price. If the number of common shares tendered at or below the determined purchase price would result in an aggregate purchase price in excess of US$50 million, the purchase of those common shares will be subject to pro-ration (subject to certain exceptions as described in the offer to purchase and circular relating to the tender offer). The tender offer will not be contingent upon any minimum number of common shares being tendered. The tender offer will be subject to a number of other terms and conditions described in the offer to purchase and circular and the related materials that will be distributed to shareholders.

If the tender offer is fully subscribed at the lowest price, 22.7 million common shares will be repurchased, representing approximately 30% of the approximately 74.6 million shares outstanding as of November 28, 2008, the business day before the tender offer was first announced. If the tender offer is fully subscribed at the highest price, 20.0 million common shares will be repurchased, representing approximately 27% of the approximately 74.6 million shares outstanding as of November 28, 2008, the business day before the tender offer was first announced.
Goldman, Sachs & Co. and BMO Capital Markets will serve as dealer managers for the tender offer. Georgeson Shareholder Communications Inc. will serve as information agent and Computershare Investor Services Inc. will serve as the depositary. The offer to purchase and circular describing the terms of the tender offer is expected to be mailed to all shareholders on or about December 4, 2008. The tender offer will remain open for acceptance for at least 35 days after the date of its commencement, unless withdrawn or extended by the Company. The offer to purchase and circular will also be available on the United States Securities and Exchange Commission’s website at www.sec.gov and on the website maintained by the Canadian Securities Administrators at www.sedar.com.
None of the Company, its Board of Directors, the information agent, the depositary or the dealer managers makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company. Please review the offer to purchase and circular and related documents carefully and consult with your financial and tax advisors prior to making any decision in respect of the offer.
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of QLT common stock. The solicitation and the offers to buy QLT common stock will only be made pursuant to a separate offer to purchase and related materials. At the time the tender offer is commenced, QLT will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”). Shareholders should carefully read the Tender Offer Statement, the offer to purchase, the related letter of transmittal and other related materials when they are available because they will contain important information, including the various terms and conditions of the offer. The offer to purchase, the related letter of transmittal and certain other documents are expected to be sent to all holders of QLT common stock, at no expense to them, promptly following commencement of the offer. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed by QLT with the SEC) will also be available at no charge at the SEC’s website at www.sec.gov. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.
About QLT
QLT Inc. is a global biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies. Our research and development efforts are focused on pharmaceutical products in the field of ophthalmology. In addition, we utilize three unique technology platforms, photodynamic therapy, Atrigel® and punctal plugs with drugs, to create products such as Visudyne® and Eligard® and future product opportunities. For more information, visit our website at www.qltinc.com.

QLT Inc.
Vancouver, Canada
Karen Peterson
Telephone: 604-707-7000 or 1-800-663-5486
Fax: 604-707-7001
The Trout Group Investor Relations Contact:
New York, USA
Christine Yang
Telephone: 646-378-2929
or
Marcy Strickler
Telephone: 646-378-2927
QLT Plug Delivery, Inc. is a wholly-owned subsidiary of QLT Inc.
Atrigel is a registered trademark of QLT USA, Inc.
Visudyne is a registered trademark of Novartis AG.
Eligard is a registered trademark of Sanofi-Synthelabo Inc.
QLT Inc. is listed on The NASDAQ Stock Market under the trading symbol “QLTI” and on the Toronto Stock Exchange under the trading symbol “QLT.”
Forward-Looking Statements
Certain statements in this press release constitute “forward-looking statements” and “forward-looking information” of QLT, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and there are a number of risks, uncertainties and other factors which could cause actual events to differ materially, including but not limited to the factor that our intention to purchase our common shares may be impacted by market factors and our operating results, and by other factors described in detail in QLT’s Annual Information Form and Annual Report on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC and Canadian securities regulatory authorities. Forward-looking statements are based on our current expectations and QLT assumes no obligation to update such information to reflect later events or developments, except as required by law.